

July 29, 2015

<u>Via E-mail</u>
Mr. Edwin B. Brewer, Jr.
Executive Vice President and Chief Financial Officer
Education Realty Trust, Inc.
999 South Shady Grove Road, Suite 600
Memphis Tennessee, 38120

      Re: Education Realty Trust, Inc.
            Form 10-K
            Filed February 27, 2015
            File No. 001-32417

Dear Mr. Brewer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Kevin Woody

                              Mr. Kevin Woody
                              Branch Chief